Amendment No. 2 to
                                                       SEC File No. 70-8967

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                       FORM U-1

                                     DECLARATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                  GPU, INC. ("GPU")
                                100 Interpace Parkway
                            Parsippany, New Jersey  07054

                    JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                        METROPOLITAN EDISON COMPANY ("MET-ED")
                      PENNSYLVANIA ELECTRIC COMPANY ("PENELEC")
                                 2800 Pottsville Pike
                             Reading, Pennsylvania 19605
                    (Names of companies filing this statement and
                      addresses of principal executive offices)

                                       GPU, INC.
            (Name of top registered holding company parent of applicants)

          Scott L. Guibord                   Douglas E. Davidson, Esq.
          Secretary                          Berlack,  Israels  &  Liberman
          LLP
          Jersey Central Power &             120 West 45th Street
             Light Company                   New York, New York  10036
          Metropolitan Edison Company
          Pennsylvania Electric Company
          2800 Pottsville Pike
          Reading, Pennsylvania 19605

          M.A. Nalewako, Secretary
          Michael J. Connolly, Esq., Assistant
            General Counsel
          GPU Service, Inc.
          100 Interpace Parkway
          Parsippany, New Jersey  07054




                     (Names and addresses of agents for service)





               GPU,   JCP&L,  Met-Ed   and  Penelec   hereby  amend   their
          Declaration on Form U-1, docketed in SEC File No. 70-8967, as heretofore amended, as follows:

               1. By amending the last sentence of paragraph G to read in its entirety as follows:

                    Upon receipt of the authorization herein requested, JCP&L would relinquish its authority to enter into L/C reimbursement agreements pursuant to the 1994 Order, provided that such relinquishment would not affect any currently outstanding L/C s delivered under such order.

               2. By amending Item 2 thereof to read in its entirety as follows:

                    ITEM 2.   Fees, Commissions and Expenses.

                    The estimated fees, commissions and expenses to be incurred in connection with the proposed transactions are as follows:

                    SEC Filing Fee                               $ 2,000
                    Legal Fees:
                         Berlack, Israels & Liberman LLP           5,000
                         Ballard Spahr Andrews & Ingersoll           500
                         Ryan Russell Ogden & Seltzer              1,500
                         Miscellaneous                           $ 5,000
                         Total                                   $14,000

               3. By adding the following sentence to the end of Item 3 thereof:

                    The Applicants request that the Commission reserve jurisdiction pending completion of the record over GPU s request to enter into L/C reimbursement agreements in respect of L/Cs to be furnished on behalf of Met-Ed and Penelec.

               4. By amending Item 4 thereof to read in its entirety as follows:

                         The    Pennsylvania    Public    Utility
                    Commission may have jurisdiction over the payment by Met-Ed and Penelec to GPU of L/C
                    fees and  draws.   No other state  or federal
                    commission (other than your Commission) has jurisdiction over the proposed transactions.





               5.   By filing the following exhibits in Item 6 thereof:

                         F-1       Opinion of Berlack,  Israels &  Liberman
                                   LLP

                         F-2       Opinion  of  Ballard  Spahr   Andrews  &
                                   Ingersoll

                         F-3       Opinion of Ryan Russell Ogden & Seltzer





                                      SIGNATURE

                    PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                        GPU, INC.
                                        JERSEY CENTRAL POWER & LIGHT COMPANY
                                        METROPOLITAN EDISON COMPANY
                                        PENNSYLVANIA ELECTRIC COMPANY




                                        By:/s/ T. G. Howson

                                             T. G. Howson
                                             Vice President and Treasurer






          Date: March 14, 1997